Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CAPELLA EDUCATION COMPANY

The following Amended and Restated Articles of Incorporation amend and restate the previous Articles of Incorporation, as amended, of Capella Education Company and shall be the Articles of Incorporation of Capella Education Company:

ARTICLE 1

Name

The name of this corporation is Capella Education Company.

ARTICLE 2

Registered Office

The address of this corporation’s registered office in this state is 225 South Sixth Street, 9th Floor, Minneapolis, Minnesota 55402.

ARTICLE 3

Authorized Capital

The total authorized number of shares of this corporation is 1,000 shares. All common stock will have a par value of $0.01 per share. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE 4

Cumulative Voting Prohibition

Shareholders will have no rights of cumulative voting.

ARTICLE 5

Preemptive Rights Prohibition

Shareholders will have no statutory preemptive rights.

ARTICLE 6

Dissenters’ Rights Prohibition

A shareholder’s right to dissent from or obtain payment for the fair value of the shareholder’s shares are limited to the fullest extent permitted by Minnesota law. Pursuant to Minnesota Statutes Section 302A.471, subdivision 1(a) (or similar provisions of future law), a shareholder will have no right to dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it: (1) alters or abolishes a preferential right of the shares; (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or (4) excludes or limits the right of a shareholder to vote on a matter or to cumulate votes.

ARTICLE 7

Directors Action by Written Consent

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action signed, or consented to by authenticated electronic communication, by all of the directors then in office, unless the action is one which need not be approved by the shareholders, in which case such action will be effective if signed by, or consented to by authenticated electronic communication, the number of directors that would be required to take the same action at a meeting at which all directors were present.

ARTICLE 8

Shareholders Action by Written Consent

Any action required or permitted to be taken at a meeting of the shareholders may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting at which all shareholders entitled to vote were present.

ARTICLE 9

Limitation of Director Liability

To the full extent that Chapter 302A of the Minnesota Statutes, as it exists on the effective date of this Article 9 or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of this Article 9 shall not adversely affect any right or protection as a director of the corporation for or with respect to any acts or omission of such director occurring prior to such amendment or repeal.

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